Exhibit 99.1

Press Release

iKang Announces Acquisition of Three Ciming Medical Centers in Shandong
 Continues to Bolster Its Presence in East China

BEIJING, August 18, 2015 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, today announced that it has formed a joint venture (“Joint Venture”) with former shareholders of Yantai Ciming Laishan Clinic Co. Ltd., Weihai Ciming Clinic Co. Ltd. and Weifang Kuiwen Ciming Clinic Co. Ltd. in three major cities respectively in Shandong. There is also a new medical center under construction in Yantai (the medical centers above are hereafter referred to as “Shandong Ciming Centers”). Shandong Ciming was franchised from Ciming Checkup Group, a private preventive healthcare services provider in China. iKang now owns a 70% equity in the Joint Venture which controls the 100% ownership of Shandong Ciming Centers, respectively.

This acquisition marks the third time in less than one year that Ciming franchisees have moved away from Ciming Checkup Group and others in favour of iKang. These medical centers, now a total of seven from five cities, represent some of the top performers among Ciming franchisees. Together with the acquisition of two Hongkang medical centers in Yantai, iKang now operates five medical centers in three major cities in Shandong.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the acquisition. “We are delighted to welcome these new acquisitions into our family. Shandong is a key strategic market for iKang in 2015 because of its large population and prominent economy. Acquiring these high-quality medical centers that also cater to mid to high-end customers will help us to quickly expand our coverage in this important market. Our further expansion into tier-3 cities such as Yantai, Weihai and Weifang will continue to enhance our competitiveness and bolster our footprint across Shandong and East China.

He added, “As the largest player in China’s preventative healthcare services market, iKang will continue to build on its dual expansion strategy that aligns acquisitions with a self-building model to capture even greater opportunities in the region and beyond to provide an enhanced nationwide service.”

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of August 18, 2015, iKang’s nationwide network consisted of 761 self-owned medical centers covering 22 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai, Yinchuan, Weihai, Weifang and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

1  Among the 76 self-owned medical centers, three medical centers are currently operated primarily by the minority shareholders of these medical centers or their parent company.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.
Christy Xie
Director of Investor Relations
Tel: +86 10 5320 6688
Email: IR@iKang.com
Website: www.ikanggroup.com

FleishmanHillard
Ruby Yim
Email: ikang.ir@fleishman.com